United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2023

Company: VALE S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				142.975.804	2,99%	2,99%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/28/22	3.000.000	89,27440	267.823.194,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/29/22	2.000.000	89,58395	179.167.897,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/02/23	604.800	89,56876	54.171.184,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/03/23	828.300	89,45641	74.096.746,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/04/23	1.000.000	88,75723	88.757.234,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/05/23	735.700	89,96502	66.187.267,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/06/23	1.000.000	92,04841	92.048.409,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/09/23	847.600	92,40029	78.318.484,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/10/23	525.800	93,41040	49.115.190,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/11/23	925.100	93,29158	86.304.044,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/12/23	547.400	93,62613	51.250.942,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/13/23	506.700	93,83207	47.544.711,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	01/16/23	701.000	91,66555	64.257.550,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/17/23	875.000	92,43575	80.881.284,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/18/23	359.500	93,54648	33.629.959,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/19/23	650.000	93,96406	61.076.639,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/23/23	472.900	94,17752	44.536.547,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/24/23	445.500	94,26885	41.996.771,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/25/23	360.500	95,34238	34.370.929,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/26/23	504.000	97,30195	49.040.181,00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	01/27/23	489.000	95,94379	46.916.513,00
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				160.354.604	3,36%	3,36%

Company: VALE S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance
Type of security	Characteristic of the security	Quantity	%
			Same class of shares	Total capital
ADS	VALE	0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2023

Company: MBR S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	XP INVESTIMENTOS CCTVM S/A	Buy	12/09/22	1,151,600	88.84120	102,309,521.00
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.02%	0.02%

Company: MBR S.A.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on January 31, 2023

Company: Vale Holdings B.V.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0,00%	0,00%

Company: Vale Holdings B.V.
Beginning balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				151.683.147	3,17%	3,17%
Movements
Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	12/29/22	2.000.000	17,05949	178.022.641,34
ADS	VALE	Santander Investment Securities Inc.	Buy	12/30/22	2.382.390	16,89059	209.960.140,31
ADS	VALE	Santander Investment Securities Inc.	Buy	01/03/23	1.000.000	16,51051	88.758.848,50
ADS	VALE	Santander Investment Securities Inc.	Buy	01/04/23	358.200	16,20014	31.601.956,36
ADS	VALE	Santander Investment Securities Inc.	Buy	01/05/23	591.948	16,68727	53.366.851,63
ADS	VALE	Santander Investment Securities Inc.	Buy	01/06/23	1.000.000	17,49291	92.458.754,27
ADS	VALE	Santander Investment Securities Inc.	Buy	01/09/23	790.000	17,48813	73.177.196,68
ADS	VALE	Santander Investment Securities Inc.	Buy	01/10/23	715.614	17,90778	67.144.483,61
ADS	VALE	Santander Investment Securities Inc.	Buy	01/11/23	825.891	17,91667	76.975.114,15
ADS	VALE	Santander Investment Securities Inc.	Buy	01/12/23	505.000	18,25437	47.382.868,77
ADS	VALE	Bradesco Securities Inc	Buy	01/13/23	674.112	18,39658	63.427.964,71
ADS	VALE	Bradesco Securities Inc	Buy	01/17/23	746.104	18,03708	68.906.636,97
ADS	VALE	Bradesco Securities Inc	Buy	01/18/23	640.500	18,22193	59.416.648,07
ADS	VALE	Bradesco Securities Inc	Buy	01/19/23	350.000	18,02506	32.896.447,06
ADS	VALE	Bradesco Securities Inc	Buy	01/20/23	743.300	18,09089	69.905.344,89
ADS	VALE	XP Investments US	Buy	01/23/23	417.700	18,12025	39.298.868,85
ADS	VALE	XP Investments US	Buy	01/24/23	383.800	18,29397	36.296.920,08
ADS	VALE	XP Investments US	Buy	01/25/23	473.500	18,74864	45.312.448,93
ADS	VALE	XP Investments US	Buy	01/26/23	347.400	19,13085	33.862.325,84
ADS	VALE	XP Investments US	Buy	01/27/23	520.000	18,74558	49.486.148,29
Ending balance
Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				167.148.606	3,50%	3,50%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 10, 2023		Head of Investor Relations